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                                                               William C. Rogers
                                                                  (617) 248-5043
                                                              wrogers@choate.com

September 1, 2005

BY EDGAR AND FACSIMILE (202-772-9203)

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey Werbitt

Re:   Sierra Pacific Resources
      Registration Statement No. 333-127128

Dear Mr. Werbitt:

      At the request of Sierra Pacific Resources (the "Company"), we enclose herewith the request of the Company to accelerate the effectiveness of its above-referenced Registration Statement on Form S-4 so as to become effective at 4:00 p.m., eastern time on Friday, September 2, 2005, or as soon thereafter as practicable.

      If you have questions or need further information about the foregoing or the attached, please call the undersigned at (617) 248-5043, Andrew J. Hickey at
(617) 248-5267, or Eunice Kim Chapon at (617) 248-5256. Thank you.

Very truly yours,


/s/ William C. Rogers

William C. Rogers

Enclosures

cc:   Michael W. Yackira
      William D. Rogers
      James A. McDaniel, Esq.
      James W. Hackett, Esq.
      Eunice Kim Chapon, Esq.